AH 3·1·2004

04001871

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Avenue, 20th floor
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Kilb 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202-5337 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LANDAAS & COMPANY

Financial Report

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Shareholder
Landaas & Company:

We have audited the accompanying statements of financial condition of Landaas & Company (the Corporation) as of December 31, 2003 and 2002, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 20, 2004

LANDAAS & COMPANY

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Assets:			
Cash	$	68,509	90,780
Deposit with clearing broker/dealer		25,000	25,000
Commissions receivable		372,068	226,741
Brokers' advances		22,328	22,802
Not readily marketable securities		3,300	3,300
Prepaid expenses		72,288	53,196
Furniture and equipment, net		155,075	151,859
Income taxes receivable and deferred tax asset		3,412	9,412
Other assets		4,000	—
Total assets	$	725,980	583,090
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	62,539	41,615
Accrued salary and benefits		219,052	110,050
Accrued taxes other than income		2,575	5,060
Total liabilities		284,166	156,725
Commitments and contingencies		—	—
Stockholder's equity:			
Capital stock, $1 par value. Authorized 56,000 shares; 1,000 shares issued and outstanding		1,000	1,000
Retained earnings		440,814	425,365
Total stockholder's equity		441,814	426,365
Total liabilities and stockholder's equity	$	725,980	583,090

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Operations and Retained Earnings

Years ended December 31, 2003 and 2002

		2003	2002
Revenue:			
Commissions	$	5,112,337	4,160,284
Advisory fees		168,326	180,143
Interest income		1,765	2,481
Other income		20	—
Total revenue		5,282,448	4,342,908
Expenses:			
Employee compensation and benefits		4,284,014	3,410,677
Occupancy and rentals		349,566	330,959
Professional fees		227,716	240,573
Advertising and promotion		196,360	120,182
Office supplies and expenses		111,208	107,477
Depreciation		77,502	80,470
Other operating expenses		14,633	21,003
Total expenses		5,260,999	4,311,341
Income before income taxes		21,449	31,567
Income tax provision		6,000	7,600
Net income		15,449	23,967
Retained earnings at beginning of the year		425,365	401,398
Retained earnings at end of the year	$	440,814	425,365

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	15,449	23,967
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation		77,502	80,470
Deferred income taxes		100	(1,500)
Increase in commissions receivable		(145,327)	(51,165)
Decrease (increase) in income taxes receivable		5,900	(7,912)
Decrease in brokers' advances		474	23,184
Increase in prepaid expenses		(19,092)	(23,710)
Increase in other assets		(4,000)	—
Increase (decrease) in accounts payable		20,924	(25,903)
Increase (decrease) in accrued salaries and benefits		109,002	(35,027)
(Decrease) increase in accrued taxes other than income		(2,485)	5,024
Decrease in income taxes payable		—	(1,620)
Cash provided by (used for) operating activities		58,447	(14,192)
Cash used for investing activities:			
Purchase of furniture and equipment		(80,718)	(45,448)
Net decrease in cash		(22,271)	(59,640)
Cash at beginning of the year		90,780	150,420
Cash at end of the year	$	68,509	90,780
Supplemental cash flows disclosures:			
Income tax payments	$	—	18,632
Interest payments		582	808

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

(a) Principal Business Activity

Landaas & Company (the Corporation) was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Corporation became a licensed broker/dealer in securities.

The Corporation operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains, and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis.

(c) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(d) Cash and Cash Equivalents

The Corporation maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the Federally insured limit of $100,000. The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

For purposes of the statements of cash flows, the Corporation considers all highly liquid investments with a maturity of 3 months or less when purchased to be cash equivalents.

(e) Securities Owned

Marketable securities are reported at market value. Not readily marketable securities are reported at cost, which management of the Corporation has determined to approximate fair value.

(Continued)

(f) ***Property and Equipment***

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is calculated by straight-line and accelerated methods over the following estimated useful lives of the related assets.

Furniture and fixtures	5 – 10 years
Office equipment	3 – 5 years

(g) ***Income Taxes***

The Corporation accounts for deferred income taxes using the asset and liability method. Under this method, a current or deferred tax asset or liability is recognized for the current or deferred tax consequences of all events that have been recognized in the financial statements. These consequences are measured based on provisions of enacted tax law to determine the amount of taxes refundable or payable in future years.

(h) ***Advertising Costs***

Advertising costs are charged to expense as incurred. Advertising expense was $128,422 and $90,330 for 2003 and 2002, respectively.

(2) Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the Plan) covering substantially all employees. The Corporation's contributions to the Plan and expenses related to the Plan were $27,970 and $39,911 for 2003 and 2002, respectively.

(3) Securities Owned

(a) ***Marketable***

The Corporation owned no marketable securities at December 31, 2003 and 2002.

(b) ***Not Readily Marketable***

The Corporation owns 300 shares of stock in NASDAQ Stock Market, Inc. The stock is recorded at cost, $3,300, which, in management's opinion, approximates estimated fair value.

(4) Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Corporation maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2003 and 2002.

(5) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2003 and 2002:

		2003	2002
Furniture and fixtures	$	313,715	311,449
Office equipment		557,885	479,433
		871,600	790,882
Less accumulated depreciation		716,525	639,023
	$	155,075	151,859

(6) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. The Corporation had net capital, net capital requirements, and net capital ratios of the following at December 31, 2003 and 2002:

		2003	2002
Net capital	$	160,151	179,424
Net capital requirements		50,000	50,000
Net capital ratios		1.77 to 1	0.87 to 1

(7) Lease Commitments

The Corporation leases its office space from an unrelated party under an operating lease that expires April 30, 2007. The monthly base rental was increased to $12,867 effective October 1, 2001 from $12,201 per month, plus additional charges for taxes, electricity, repairs, and maintenance. The Corporation also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31 are as follows:

Years ending December 31:		
2004	$	166,259
2005		170,094
2006		166,040
2007		54,489
	$	556,882

The total rental expense including real estate taxes and maintenance costs incurred was $264,294 and $265,844 for the years ended December 31, 2003 and 2002, respectively.

(Continued)

(8) Off-balance Sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Corporation incurred no losses in 2003 and 2002 due to the inability of customers to fulfill contractual commitments.

(9) Income Taxes

The tax effect of significant temporary differences which result in deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax liabilities:		
Property and equipment	$ 800	1,280
Deferred tax assets:		
Charitable contributions	2,200	2,780
Net deferred tax assets	$ 1,400	1,500

The income tax provision (benefit) for 2003 and 2002 consists of the following:

	2003	2002
Current:		
Federal	$ 3,700	5,700
State	2,200	3,400
Deferred	100	(1,500)
	$ 6,000	7,600
Effective tax rate	28.0	24.1

Schedule

LANDAAS & COMPANY

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

Years ended December 31, 2003 and 2002

		2003	2002
Aggregate indebtedness:			
Payables:			
Accounts payable	$	62,539	41,615
Accrued salary and benefits		219,052	110,050
Accrued taxes other than income		2,575	5,060
Income taxes payable		—	—
Total aggregate indebtedness	$	284,166	156,725
Excess net capital at 1,500%	$	141,207	168,976
Excess net capital at 1,000%	$	131,734	163,751
Ratio of aggregate indebtedness to net capital		1.77 to 1	0.87 to 1
Net capital:			
Stockholder's equity	$	441,814	426,365
Deductions:			
Petty cash		25	14
Furniture and equipment, net		155,075	151,859
Prepaid expenses		72,288	53,196
Brokers' advances		22,328	22,802
12b-1 fees receivable and commissions receivable		9,643	6,358
Not readily marketable securities		3,300	3,300
Income taxes receivable and deferred tax asset		3,412	9,412
Other assets		4,000	—
Deposits – long-term care insurance		11,592	—
		281,663	246,941
Net capital		160,151	179,424
Minimum required net capital		50,000	50,000
Capital in excess of minimum requirement	$	110,151	129,424

There were no material variances between this computation under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 at December 31, 2003 and 2002.

See accompanying independent auditors' report.

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control

The Shareholder
Landaas & Company:

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the Corporation) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 20, 2004